Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.-
Dreyfus California AMT-Free Municipal Bond Fund

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of      1940 that
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.- Dreyfus California AMT-Free Municipal Bond Fund
(the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2009 Management is responsible for the Company's compliance with those requirements. Our responsibility is to express opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and with respect to agreement of security and similar investment purchases and sales, for the period from May 31, 2009 (the date of our last examination) through September 30, 2009;

Count and inspection of all securities and similar investments located in the vault of The Bank of New York
Mellon in New York and London, without prior notice to management if applicable;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and investments to the books and records of the Company and The Bank of New York Mellon;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon's records or to documentation of corresponding subsequent cash receipts;

Agreement of pending purchase activity as of September 30, 2009 to documentation of subsequent cash payments.

Agreement of Dreyfus Family of Funds' trade tickets for 5 security purchases and 5 security sales or maturities for the period from September 1, 2009 through September 30, 2009, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.-
Dreyfus California AMT-Free Municipal Bond Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 30, 2009 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.-
Dreyfus California AMT-Free Municipal Bond Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
October 13, 2010





          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 3757         October 13, 2010

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus California AMT-Free Municipal Bond Fund
(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2009, and from May 31, 2009 through September 30, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of September 30, 2009 and from May 31, 2009 through September 30, 2009 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus California AMT-Free Municipal Bond Fund


By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation